Exhibit 99.1

Kamada Announces $60 Million Private Placement with FIMI Opportunity Funds

Funding to Support Kamada’s Growth Plans and Execution of Strategic Business Development Opportunities

REHOVOT, Israel, and Hoboken, NJ – May 24, 2023 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA) (“Kamada” or the “Company”), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that it has entered into a share purchase agreement (the “Purchase Agreement”) with FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel and a major shareholder of Kamada, to purchase $60 million of its ordinary shares in a private placement (the “Private Placement”).

Under the terms of the Purchase Agreement, Kamada will issue an aggregate of approximately 12.6 million ordinary shares to FIMI at a price of $4.75 per share (which represents the average closing price of the Company’s shares on NASDAQ during the 20 trading days prior to the date of the Purchase Agreement). Upon the closing of the transaction, FIMI is expected to beneficially own approximately 38% of Kamada’s outstanding ordinary shares and will become a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 1999.

Proceeds from the Private Placement are expected to be used to support the Company’s growth plans and execution of strategic business development opportunities.

“This $60 million private placement is indicative of the confidence FIMI has in Kamada’s significant growth potential,” said Amir London, Kamada’s Chief Executive Officer. “This financing provides us with financial flexibility, allowing us to accelerate the growth of our existing business and pursue compelling business development opportunities. We are grateful for the continued support shown by FIMI and look forward to the successful close of this transaction, which, subject to satisfaction of the closing conditions, is expected during the second half of this year.”

The Board of Directors of Kamada established a special committee comprised of independent directors (within the meaning of the Nasdaq Listing Rules), who are not affiliated with FIMI, to review, negotiate with FIMI, and finalize the terms of the Private Placement. The special committee received fairness opinions from financial advisors regarding the terms of the Private Placement and retained its own legal counsel. Following the negotiation process and its deliberations, the special committee recommended the approval of the Private Placement, following which in consideration of the special committee’s recommendation, Kamada’s Audit Committee and Board of Directors approved the terms of the Private Placement.

The special committee of the Board of Directors retained Stifel, Nicolaus & Company, Incorporated as its financial advisor. The special committee of the Board of Directors also retained Prof. Aharon (Roni) Ofer as additional financial advisor and Erdinast, Ben Nathan, Toledano & Co. as its legal counsel. Naschitz, Brandes, Amir & Co. served as legal advisors to FIMI. Kamada retained Raymond James & Associates, Inc. as its financial advisor, and FISCHER (FBC & Co.) and Morrison & Foerster LLP served as its legal advisors.

The closing of the Private Placement is subject to the satisfaction of certain closing conditions, including the receipt of shareholder and regulatory approvals. An extraordinary general meeting of the shareholders of the Company to approve the Private Placement is expected to be held in August 2023, following the Company’s release of its financial results for the second quarter of 2023.

The securities offered under the Private Placement have not been registered under the Securities Act of 1933, as amended. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of all the ordinary shares held by FIMI, per its request, at any time after the lapse of six months following the closing of the Private Placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation, or sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful. Any offering of the ordinary shares under the resale registration statement will only be by means of a prospectus.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares and is expected to beneficially own approximately 38% upon the closing of the Private Placement.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) Kamada’s ability to satisfy the closing conditions to the Private Placement, including the receipt of shareholder approval and regulatory approvals; (2) anticipated completion of the Private Placement during the second half of 2023; (3) Mr. London’s statement about Kamada’s significant growth potential; (4) the expected use of the proceeds from the Private Placement to support the Company’s growth plans and execution of strategic business development opportunities; (5) the financing providing the Company with financial flexibility, allowing the Company to accelerate the growth of its existing business and pursue compelling business development opportunities; and (6) the timing of the extraordinary general meeting of the shareholders of the Company to approve the Private Placement. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, success in receiving the necessary shareholder and regulatory approvals for the Private Placement, timing of Kamada’s release of its financial results for the second quarter of 2023, overall stock market conditions and specifically Kamada’s stock price, availability of sufficient raw materials required to maintain manufacturing plans, continued utilization of Kamada’s Israeli manufacturing site, continuation of inbound and outbound international delivery routes, continued demand for the IgG product portfolio, FDA and international health authorities’ approval process, financial conditions of the Company’s customers, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Amir London

Chief Executive Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com